K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

February 10, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Sheila Stout

Re:	John Hancock Funds II (“JHF II”) — File No. 811-21779 John Hancock Funds III (“JHF III”) — File No. 811-21777 SEC Staff Comments on Financial Statements

Dear Ms. Stout:

On behalf of JHF II and JHF III (collectively, the “Trusts”), we submit this letter in response to comments received by telephone from the staff of the Securities and Exchange Commission (the “SEC”) relating to financial statements filed by the Trusts on behalf of their series portfolios (each a “Fund”) on Form N-CSR for the fiscal periods ended July 31, 2012, August 31, 2012, and December 31, 2012, as applicable (the “Shareholder Reports”).

For convenience, we have set forth each comment below, followed by the Trust’s response.

Comment 1 — The risk of investing in a sector for certain Funds that held more than 25% of net assets in that sector as of the period end should be described in the prospectus. Please also explain whether any of these Funds “concentrates” in a particular industry (i.e., has a policy to invest more than 25% of its assets in the industry) and, if not, if this is attributable to a distinction between the terms “industry” and “sector.”

Response to Comment 1 — Generally, the Funds include prospectus disclosure regarding substantial investment in one or more sectors, and the corresponding risks. Each Fund’s disclosure will be reviewed to determine whether substantial investment in one or more sectors at period end warrants prospectus disclosure of such investment and its corresponding risks.

Among the Funds given as examples, none concentrates in a particular industry or has a policy to do so. The Trusts view the term “sector” as a segment of the securities market that may contain a number of industries. Accordingly, even though a Fund may not concentrate in a particular industry, it may invest over 25% of its assets in a sector that includes a number of industries, none of which comprises more than 25% of the Fund’s assets, without implicating its concentration policy.

Comment 2 — Various Funds are funds of funds that primarily invest in affiliated investment companies. Please explain why the Shareholder Reports do not include disclosure responsive to Rule 12-14 of Regulation S-X, which relates to investments in and advances to affiliates.

Response to Comment 2 — Generally, the Funds disclose significant investments in affiliates, defined as ownership percentages greater than 5%. In addition, information required by Rule 12-14 is contained in other areas of the Shareholder Report. For example, disclosure at period end of the underlying funds held by the Funds, amount of shares held, and value of such underlying funds is contained in the “Portfolio Investments” section, and significant ownership percentages (greater than the stated 5%) are included in the Notes to the financial statements. In addition, other

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required information is aggregated in the Statement of operations under captions such as “Income distributions received from underlying affiliated funds.”

In the future, the funds of funds will expand disclosure regarding their holdings of affiliated funds to include information regarding purchases, sales, dividends received, and gain and/or loss related to such underlying funds.

Comment 3 — In the Shareholder Report of Redwood Fund, a series of JHF II, the “Portfolio Manager’s Commentary” (which corresponds to the “Management’s Discussion of Fund Performance” (the “MDFP”) required by Item 27(b)(7) of Form N-1A) does not discuss the effect of the Fund’s investment in derivatives on performance during the latest fiscal year, notwithstanding that in Note 3, “Derivative Instruments,” the Fund discloses a substantial realized loss in options during the period. Going forward, for this Fund and any other Fund, as applicable, please include in the MDFP a discussion of the effect of investments in derivatives if such investments materially affected the Fund’s performance during the period, in accordance with the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010.

In addition, please discuss how the Trusts’ management determines whether realized gains or losses from investments in derivatives during the fiscal year are sufficiently material to warrant disclosure in the MDFP.

Response to Comment 3 — The Fund, and any other applicable Fund, considers the applicability of this provision. The Funds’ application of materiality for any disclosure conforms to Staff Accounting Bulletin No. 99: Materiality (SAB 99). While quantitative factors are considered (e.g., realized gains and losses), other qualitative factors are considered, as outlined in SAB 99.

In terms of quantitative thresholds, the impact of combined realized gains and losses and changes in unrealized gains and losses are measured. This measurement is analyzed as a component of the total return of a Fund and the performance of the Fund versus its stated benchmark, in both absolute and relative terms. If estimated contribution or detraction from total return represents more than 10% of a Fund’s total return, further consideration is required to determine whether discussion in MDFP is warranted.

In terms of qualitative measures, consideration is given to how the instrument is used – e.g., whether as an economic hedge against the decline in value of certain securities (and related transactions) or for speculative purposes. Since the Redwood Fund’s options strategy was used as a hedge against downside risk, the loss on options in isolation was not an indicative measure of the true impact of such investments on the Fund’s performance. While the explanation of strategy provided in the case of this Fund’s MDFP was considered sufficient because of this qualitative consideration, in the future, the Funds will consider providing further commentary specific to gain and loss attributable to derivatives transactions.

Comment 4 — In the “Statement of assets and liabilities” for various Funds, the staff notes that a line entitled “Receivable due from adviser” is included. Please confirm that amounts shown in this line were paid shortly after period end.

Response to Comment 4 — The Trusts confirm that such amounts were paid shortly after period end.

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Comment 5 — The staff notes that the net and gross expense ratios for Class NAV shares of various Funds as shown in the “Financial highlights” section do not correspond to the information shown in the fee tables included in the Funds’ prospectuses. Please explain whether any of these inconsistencies were attributable to expiration of fee waiver arrangements after the end of the fiscal year.

Response to Comment 5 — None of the referenced inconsistencies were attributable to expiration of fee waiver arrangements after the end of the fiscal year. The differences between the expense ratios shown in the financial highlights and the prospectus fee tables are due to two factors. First, certain Funds include acquired fund fees in the prospectus fee tables but not in the financial highlights. The second difference is related to voluntary expense waivers applicable to certain Funds. The financial highlights reflect the impact of these voluntary waivers, while the prospectus fee tables do not.

Comment 6 — In Note 2 to the Shareholder Report, “Significant Accounting Policies,” the staff notes that while a reconciliation of Level 3 assets for certain Funds is presented, please explain whether this disclosure complies with Accounting Standards Update 2011-04, and whether the disclosure in the Shareholder Report satisfies the intent of the standards expressed therein, including disclosure of qualitative factors considered.

Response to Comment 6 — The Trusts believe that the policies discussed in “Security Valuation,” including subsequent qualitative and quantitative information presented, comply with and satisfy the intent of the provisions of Accounting Standards Codification 820 (ASC 820) and the updates contained in Accounting Standards Update 2011-04 (ASU 2011-04). The Funds’ inclusion of reconciliation of Level 3 assets is determined based upon a materiality threshold. Unobservable inputs tables also are included based upon a materiality threshold.

As shown in the August 31, 2012 Shareholder Report for High Income Fund, a series of JHF II, additional information is provided following the reconciliation discussed above. This additional information complies with the qualitative and quantitative factors to be considered, as required by ASC 820 (as updated by ASU 2011-04).

It is noted that, at the time of issuance, the Funds had applied a materiality policy of 3% of total investments as the determinant of when to include additional qualitative and quantitative disclosures for certain Level 3 assets. During fiscal years ending in 2013, this materiality policy has been revised to 1% of the total investments to better align these disclosures with the Level 3 assets roll forwards noted. The Trusts believe that the disclosures included in the 2013 Shareholder Reports continue to comply with and satisfy the intent of the provisions of ASC 820 (as amended by ASU 2011-04), including disclosure of the qualitative and quantitative factors considered.

Comment 7 — The staff notes that certain Funds may be sellers of protection in credit default swap transactions. Please confirm that each such Fund covers the full notional amount of a swap when it is a seller of protection.

Response to Comment 7 — The Trusts confirm that a Fund that is a seller of protection in a credit default swap would be required to cover the full notional amount of the swap.

Comment 8 — The staff notes that certain Funds have recaptured expenses that were previously waived or reimbursed under contractual fee waiver arrangements. For these Funds, the fee table in the prospectus should show such recaptured fees in a separate line item, similar to the line item relating to contractual fee waivers, in accordance with the Minutes of the September 8, 2011 meeting of the AICPA Investment Companies Expert Panel.

Response to Comment 8— The Funds, as applicable, will provide this disclosure in the future.

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The staff has requested that the Trusts provide the following representations in its response to the staff’s comments:

In connection with the Shareholder Reports, each Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Shareholder Reports;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Shareholder Reports; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trusts, on behalf of their respective Funds, intend to include changes made in response to the comments set forth in this letter in future shareholder reports and related registration statement filings. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or Christopher Sechler, Assistant Secretary of the Trusts, at (617) 663-2261.

Sincerely,

/s/ George P. Attisano
George P. Attisano

cc:  Christopher Sechler